02036446

P.E 5.1.02

1-10108

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of MAY 2002

FIAT S.p.A.

Via Nizza 250
Torino, Italy 10126

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

expenditures that exceeded the resources generated internally during the period by about 620 million euros. In addition, the Group incurred outlays of about 620 million euros for existing commitments, including CNH's acquisition of a major interest in Kobelco, the purchase of a further 15% of Irisbus by Iveco and a rebalancing by Fiat Auto of its share of the assets and liabilities it contributed to Fiat-GM Powertrain.

The performance of the Group should be viewed within the context of the automotive markets, which were characterized by rapidly falling demand during the first three months of the year.

Such was the case for the car market, which contracted by 4% in Europe and by an even greater 13% in Italy compared with the first quarter of 2001. The slumping Polish and Argentine markets showed no signs of a turnaround, and the slowdown that became apparent in Brazil during the closing months of 2001 seemed to intensify.

Demand for construction equipment continued to contract (-7% in North America and -18% in Europe). On the other hand, the agricultural equipment market expanded by 2% both in Europe and North America.

In Europe, sales of commercial vehicles decreased by 12% overall, with the heavy-range segment plummeting 17%.

Performance of the Principal Sectors

Automobiles

During the first three months of 2002, Fiat Auto booked revenues of about 6 billion euros, or 11.2% less than in the same period last year. The Sector sold 518,000 vehicles (-14.9%), reflecting weakness, especially in Italy, and an erosion of Fiat Auto's market share, which fell to 33.5% in Italy and 9.3% in Europe, owing in part to a more selective handling of the sales channels. The contraction of the Polish, Argentine and Brazilian markets also had a heavy impact on the Sector's unit sales.

Fiat Auto reported an operating loss of 429 million euros (loss of 16 million euros in the first quarter of 2001). Lower unit sales, higher R&D spending and an increase in provisions - required by the extension of the warranty period to two years - could not be fully offset by lower production costs and the growing synergies that are being generated through the industrial alliance with General Motors.

Despite this difficult environment, Fiat Auto continued to implement programs designed to restore it to profitability. Now that the executives selected to manage the individual Business Units have been appointed and the various management teams are in place, the new structure adopted to enhance the value of Fiat Auto's brands, streamline the decision-making process and increase the focus on customer satisfaction is officially operational. On the restructuring side, the transfer of the Rivalta manufacturing operations to Mirafiori is virtually complete. In addition, the Sector's innovation effort is continuing to produce results: The recent introduction of the new Alfa 156, Alfa 156 GTA and new Fiat Ducato will be followed by the launch of the Lancia Thesis and the new Lancia Phedra and Fiat Ulysse minivans. The Alfa 147 GTA and the Stilo Station Wagon, a key addition to the new family of intermediate cars sold under the Fiat brand, will come later this year. Finally, working within the framework of their industrial alliance, General Motors and Fiat Auto established a joint design center in Turin that will develop common components and systems for compact cars that the two partners will produce in the future.

Agricultural and Construction Equipment

CNH had revenues of 2,720 million euros in the first quarter of 2002, up 3.3% over the same period in 2001. The appreciation of the U.S. dollar versus the euro and the acquisition of Kobelco North America account for most of this improvement.
Sales of agricultural equipment were up sharply in North and South America. On the other hand, shipments of construction equipment declined due to weak demand and the Sector's aggressive reduction of inventories throughout the organization, especially in this segment. Despite a sizable reduction in unit sales, CNH was able to improve

its competitive position and increase market share in many product segments.
The Sector reported operating income of 30 million euros (55 million euros in the first quarter of 2001), despite the decrease in unit sales, which was caused by a weak construction equipment market. The synergies derived from the integration of the Case operations (savings of more than 20 million euros during the quarter) and continued implementation of process reengineering programs also helped boost the bottom line.

Commercial Vehicles

Iveco, which consolidated Irisbus on a line-by-line basis for the first time, reported revenues of 2.1 billion euros, or 2.2% more than it did in the first quarter of 2001. Even though demand was down throughout Europe, with unit sales falling by 6.4% compared with the same period last year, Iveco's completely renovated product line enabled the Sector to improve its market share in all segments: light commercial vehicles (+0.5%), medium-range vehicles (+6.8%) and heavy-range vehicles (+1.3%).
The decline in unit sales, coupled with strong competitive pressure, had a negative impact on operating income, which fell to 11 million euros (64 million euros in the first three months of 2001).

Other Sectors

The components Sectors (**Magneti Marelli**, **Teksid** and **Comau**), which were hurt by the negative performance of automotive manufacturers, reported a combined operating loss of 33 million euros, compared with operating income of 17 million euros in the first quarter of 2001.

FiatAvio continued to perform well, producing revenues in line with the first three months of 2001, operating income of 54 million euros and a return on sales of almost 14%.

Further improvements were reported by **Toro Assicurazioni**, which enjoyed a 5.7% rise in premiums written, and **Business Solutions**, and both Sectors increased their operating income.

Outlook for the Balance of the Year

In the coming months, the Fiat Group will focus on carrying out the divestiture program previously announced and aimed at reducing the Group's indebtedness. At the same time, the Group will fully implement a stringent action plan aimed at helping Fiat Auto return to profitability.

These objectives will be pursued in a difficult economic environment. Despite encouraging signs, the recovery of the world economy remains moderate and subject to uncertainties.

Under these conditions, the main markets where the Group operates are not expected to show significant improvements over the first quarter levels. Demand for automobiles will remain weak, especially in Italy. The agricultural equipment market should remain at the bottom of the cycle, while global demand for construction equipment is expected to continue its decline. In the commercial vehicles market, shipments are expected to be down sharply across all segments.

The stringent industrial and financial initiatives adopted in December 2001 have prepared the Group for this unfavorable scenario and should enable it to meet its target of achieving operating breakeven for 2002 and cutting net debt in half compared with the 2001 year-end level.

Turin, 14th May 2002

For additional information please contact:
Dante Raspa
FIAT USA
Corporate Communication

Phone	(212) 207-0947
Fax	(212) 421-5194
Email	draspa@fiatusa.com

OPERATING AND FINANCIAL HIGHLIGHTS

2001 fiscal year	(in millions of euros)	1st quarter 2002	1st quarter 2001
58,006	**Net revenues**	**14,147**	14,725
8,152	**Gross operating result**	**1,765**	2,221
6,149	Overhead	**1,573**	1,553
1,817	Research and development	**483**	429
132	Operating income (expenses)	**(8)**	(114)
318	**Operating result**	**(299)**	125
(149)	Investment income (expenses)	**18**	64
(1,025)	Financial income (expenses)	**(275)**	(274)
359	Extraordinary income (expenses)	**-**	401
(445)	**Group interest in net result**	**(529)**	193
(6,035)	**Net financial position**	**(6,602)**	(6,537)

Revenues by Sector

2001 fiscal year	(in millions of euros)	1st quarter 2002	1st quarter 2001
24,440	**Automobiles** (Fiat Auto Holdings)	**5,993**	6,746
10,777	**Agricultural and Construction Equipment** (CNH Global)	**2,720**	2,634
8,650	**Commercial Vehicles** (Iveco)	**2,101**	2,056
1,058	**Ferrari**	**253**	237
1,752	**Metallurgical Products** (Teksid)	**469**	480
4,073	**Components** (Magneti Marelli)	**945**	1,140
2,218	**Production Systems** (Comau)	**443**	491
1,636	**Aviation** (FiatAvio)	**388**	383
347	**Publishing and Communications** (Itedi)	**84**	83
5,461	**Insurance** (Toro Assicurazioni)	**1,252**	1,184
1,805	Services **(Business Solutions)**	**413**	285
(4,211)	Miscellanea and eliminations	**(914)**	(994)
58,006	Total for the Group	**14,147**	14,725

Operating Income by Sector

2001 fiscal year	(in millions of euros)	1st quarter 2002	1st quarter 2001
(549)	**Automobiles** (Fiat Auto Holdings)	(429)	(16)
209	**Agricultural and Construction Equipment** (CNH Global)	30	55
271	**Commercial Vehicles** (Iveco)	11	64
62	**Ferrari**	(18)	(10)
15	**Metallurgical Products** (Teksid)	(5)	21
(74)	**Components** (Magneti Marelli)	(16)	(15)
60	**Production Systems** (Comau)	(12)	11
186	**Aviation** (FiatAvio)	54	39
(2)	**Publishing and Communications** (Itedi)	(2)	(2)
68	**Insurance** (Toro Assicurazioni)	115	5
73	Services **(Business Solutions)**	27	9
(1)	Miscellanea and eliminations	(54)	(36)
318	Total for the Group	**(299)**	125

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: **May 14, 2002**

FIAT S.p.A.

BY: James J. Kennedy
Power of Attorney